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Independent Auditors’ Consent

The Board of Directors
First Indiana Corporation:

We consent to incorporation by reference in the Registration Statements (Nos. 33-64851 and 333-68297) on Form S-8 of First Indiana Corporation of our report dated May 16, 2003 relating to the statements of net assets available for plan benefits of First Indiana Corporation 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for each of the years in the two year period ended December 31, 2002, and the supplemental schedule, Schedule H, Line 4i, Schedule of Assets (Held at End of Year), which report appears in the December 31, 2002 annual report on Form 11-K of First Indiana Corporation 401(k) Plan.

Indianapolis, Indiana
June 27, 2003